November 15, 2006

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	KBR, Inc.

RE:	KBR, Inc. Registration Statement on Form S-1 (File No. 333-133302) Response to SEC Staff Comments of November 14, 2006

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by telephone call during the afternoon of November 14, 2006 regarding our filing referenced above.

1.	In response to the staff’s question about the likelihood of a disposition of DML, we supplementally advise you that KBR does not believe the disposition (forced or otherwise) of our interest in the Devonport Royal Dockyard is probable. KBR was of that belief both before and after the receipt of a November 13, 2006 letter from the MoD and, based on discussions with the MoD since that time, our belief is even more firm. We previously provided for your information correspondence from David J. Lesar, Chief Executive Officer of Halliburton, to David Gould of the MoD that was sent on Tuesday, November 14, 2006.

In updating our disclosure in Amendment No. 6 to the Form S-1, we added this matter as a risk factor for investors to consider. Even though the situation with the MoD relating to the dockyard has been added as a risk factor, KBR does not believe it is probable that a disposition will occur.

In the absence of the MoD affirmatively rescinding its November 13, 2006 letter or otherwise providing similar written assurances (something that is possible but which cannot be presumed), KBR does not believe that further risk factor disclosure would be helpful to investors. In addition, discussing the various conversations that KBR has had, regardless of the qualifications, might inherently be deemed to nullify or mitigate the heart of the risk factor.

KBR believes that the communication from the MoD relating to the dockyard was for the purpose of promptly obtaining information to make a decision about an independent KBR. KBR also believes that the MoD’s communication with KBR may have been a result of a misunderstanding regarding the timing of the IPO. Moreover, KBR believes that it is remote that the U.K. government would determine that the continued operation of the dockyard by a U.S. company that is currently the largest U.S. defense services provider is contrary to the essential security interests of the U.K. Such a determination would have significant political ramifications.

As such, we believe any action by the MoD under the invocation of the essential security interests of the United Kingdom, whether a disposition of DML’s interest in the dockyard or any other intermediate action, is unlikely. Moreover, in the unlikely event that the MoD took the extremely serious step of invoking the essential security interests of the United Kingdom to make changes in DML, we do not believe that the MoD could justify allowing KBR to retain a non-voting majority financial interest in the dockyard and financial responsibility for the operations of DML, particularly if the MoD’s stated reasons relate to the stand-alone financial stability of KBR. Such an action would be directly contrary to the MoD’s stated concerns. In essence, while we believe an invocation of essential security interests by the MoD is not probable, we believe the invocation with only an intermediate remedy is even more improbable. We also believe that the exercise of rights by a U.K. governmental entity to alter the voting or other governance rights of an arms’ length economic investment in the U.K. by a foreign entity would call into question the continued and future investment in privatization in the U.K. as well overseas investments in the U.K. generally, which would have material and adverse effect on current such investments in the U.K. and undermine future such investments.

We have added the following language to our description of DML starting on page 96 of Amendment No. 7 to the Form S-1:

“While the MoD retains the right in its sole discretion to make a decision, if in the essential security interests of the United Kingdom, that could result in a loss of our interest in the operations of the Devonport Royal Dockyard and our interest in DML, we believe the MoD will conclude that KBR on a stand-alone basis will be financially viable. Accordingly, while there can be no assurances in this regard, we do not believe that it is probable that this offering will result in the loss of our interest in the operations of the Devonport Royal Dockyard or our interest in DML.”

2.	In response to the staff’s comment concerning the need for additional disclosure regarding the impact of a disposition of DML on KBR’s revenues, operating income, cash flow, balance sheet and debt compliance, we have included additional disclosures in both the “Risk Factors” section on page 11 of Amendment No. 7 to the Form S-1 and under “Business-Joint Ventures and Alliances” starting on page 96 of Amendment No. 7 to the Form S-1 to provide better clarity about the significance of the DML joint venture to KBR’s revenues, operating income, cash flow, and earnings per share, as follows:

“Revenue from our DML shipyard operations for the nine months ended September 30, 2006 and the year ended December 31, 2005 was $629 million and $863 million, respectively, representing 9% of our total revenue for each such period. Operating income from our DML shipyard operations for the nine months ended September 30, 2006 and the year ended December 31, 2005 was $57 million and $62 million, respectively, representing 46% and 14%, respectively, of our total operating income for such periods. Cash flow provided by operating activities of our DML shipyard operations for the nine months ended September 30, 2006 and the year ended December 31, 2005 was $46 million and $24 million, respectively, representing 9% and 3%, respectively, of our total cash flow provided by operating activities for such periods. Pro forma basic and diluted income from continuing operations per share generated by our DML shipyard operations for the nine months ended September 30, 2006 and the year ended December 31, 2005 was $0.12 per share and $0.13 per share, respectively, representing 32% and 9%, respectively, of our total pro forma basic and diluted income from continuing operations per share. These pro forma basic and diluted per share amounts give affect to this offering.”

Further, we added the following additional disclosure in Amendment No. 7 to the Form S-1, at the end of the preceding paragraph, to address the potential impact on KBR’s debt compliance:

“We do not expect that a disposition of our interest in DML would cause us to fail to satisfy our covenant obligations under our revolving credit facility.”

We supplementally advise the staff that we do not believe it is meaningful to discuss the potential impact on KBR’s balance sheet from a potential disposal of our interest because, absent the ability to specifically determine the fair market value of the business, the only other appropriate assumption would be that we would receive cash equal to our net book value, resulting in no change to KBR’s member’s equity.

We have also included a cross-reference to the discussion under “Risk Factors” and the discussion under “Business-Joint Ventures and Alliances” in the italicized preamble to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 51 of Amendment No. 7 to the Form S-1 as follows:

“This offering may adversely affect or result in the loss of our DML joint venture’s interest in the operation of the Devonport Royal Dockyard. For additional information, please read “Risk Factors—Risks Related to Our Customers and Contracts—Our G&I segment is directly affected by spending and capital expenditures by our customers and our ability to contract with our customers—This offering may adversely affect or result in the loss of our DML joint venture’s interest in the operation of the Devonport Royal Dockyard in exchange for the fair value of the interest and the loss of our interest in DML in exchange for the lower of net asset value or fair market value, which could have a material adverse effect on our future prospects, business, results of operations and cash flow” and “Business—Joint Ventures and Alliances.” ”

3.	In response to the staff’s comment that we would need to be prepared to reflect the adoption of SAB 108 should we not be effective by November 15, 2006, we acknowledge the requirements of SAB 108 and will address that issue if the Registration Statement is not effective by November 15.

Please contact Darrell Taylor at (713) 229-1313 or Chris Arntzen at (713) 229-1344 of Baker Botts L.L.P. with any questions or comments.

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